UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ivanhoe Electric Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

46578C108

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I-Pulse, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)	☐

(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,257,515[1,2]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,257,515[1,2]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,257,515[1,2]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%[3]

12.	TYPE OF REPORTING PERSON (see instructions) CO

1	On June 14, 2022, the Reporting Person entered into a guaranty of certain indebtedness incurred on such date by its subsidiary/affiliate High Power Exploration Inc. and owed to OMF Fund III (F) Ltd. (“OMF”). As security for its obligations in respect of such guaranty, the Reporting Person entered into a pledge agreement with OMF, pursuant to which the Reporting Person granted OMF a pledge of and a security interest in 1,702,128 shares of the common stock currently held by the Reporting Person (the “Pledged Shares”). The Pledged Shares are included in the number of shares beneficially owned by the Reporting Person.

2	On March 30, 2022, the Reporting Person issued Robert Friedland, the Issuer’s founder and Executive Chairman, a promissory note evidencing the Reporting Person’s obligation to repay a principal amount of $10 million with interest at a rate equal to 2% per annum, maturing on December 31, 2023. Under this promissory note, Mr. Friedland has the right to elect to receive, as payment in kind for the principal and interest then outstanding under such note, shares of common stock of the Issuer currently owned by the Reporting Person. The number of shares of common stock will be calculated at a price per share equal to $10.575. Upon the maturity of such promissory note, if the outstanding balance of principal and interest was not previously paid in kind, the Reporting Person may elect to repay such amount either in cash or in kind by delivering shares of common stock at a per share price equal to $10.575. To the extent that by Mr. Friedland exercises his right to receive shares under this promissory note, his percentage ownership in the Issuer will increase and the Reporting Person’s percentage ownership will decrease by the same amount.

3	Based on the quotient obtained by dividing (a) the 9,257,515 shares of common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9 by (b) the 92,960,584 shares of common stock of the Issuer outstanding as of January 31, 2023 as reported on the Form S-1/A filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2023.

Item 1.

(a)	Name of Issuer

Ivanhoe Electric Inc.

(b)	Address of Issuer’s Principal Executive Offices

606 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada

Item 2.

(a)	Name of Person Filing

I-Pulse, Inc.

(b)	Address of the Principal Office or, if none, residence

93-95 Gloucester Place, London W1U 6JQ, United Kingdom

(c)	Citizenship

Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

46578C108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See items 5-11 of the cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I-PULSE, INC.

2/13/2023
Date

/s/ Sam Kenny
Signature

Sam Kenny, Secretary
Name/Title